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                      December 14, 2020

       Shang-Chiai Kung
       President and Chief Executive Officer
       Vivic Corp.
       187 E. Warm Springs Road, PMB#B450
       Las Vegas, NV 89119

                                                        Re: Vivic Corp.
                                                            Form 10-KT for the
Transition Period from May 1, 2019 to December 31, 2019
                                                            Filed April 2, 2020
                                                            Amendment No. 1 to
Form 10-KT
                                                            Filed May 15, 2020
                                                            Amendment No. 2 to
Form 10-KT
                                                            Filed November 13,
2020
                                                            Amendment No. 3 to
Form 10-KT
                                                            Filed December 7,
2020
                                                            File No. 333-219148

       Dear Mr. Kung:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services